Exhibit 99.1

Publication Relating to a Transparency Notification

December 8, 2023

REGULATED INFORMATION

Publication Relating to a Transparency Notification

Mont-Saint-Guibert (Belgium), December 8, 2023, 10.30pm CET / 4.30pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

On December 6, 2023, Nyxoah received a transparency notification from Deerfield Partners, L.P. indicating that Deerfield Partners, L.P. crossed the 3% threshold on November 30, 2023, after which Deerfield Partners, L.P. holds 856,085 shares, representing 2.99% of the total number of voting rights on November 30, 2023 (28,673,985).

The notification dated December 6, 2023 contains the following information:

•	Reason for the notification:

•	Acquisition or disposal of voting securities or voting rights
•	Downward crossing of the lowest threshold

•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:

•	James E. Flynn
•	Deerfield Partners, L.P. (with address at 345 Park Ave S., 12th FL, New York, NY 10010 United States)
•	Deerfield Mgmt, L.P. (with address at 345 Park Ave S., 12th FL, New York, NY 10010 United States)
•	J.E. Flynn Capital, LLC (with address at 345 Park Ave S., 12th FL, New York, NY 10010 United States)
•	Deerfield Management Company, L.P. (with address at 345 Park Ave S., 12th FL, New York, NY 10010 United States)
•	Flynn Management LLC (with address at 345 Park Ave S., 12th FL, New York, NY 10010 United States)

•	Date on which the threshold was crossed: November 30, 2023
•	Threshold that is crossed: 3%
•	Denominator: 28,673,985
•	Notified details:

A) Voting rights	Previous notification		After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to	Not linked to the	Linked to	Not linked to the
		securities	securities	securities	securities
James E. Flynn	0	0	0	0.00%	0.00%
Deerfield Partners, L.P.	899,300	856,085	0	2.99%	0.00%
Subtotal	899,300	856,085		2.99%
	TOTAL	856,085	0	2.99%	0.00%

•	Chain of controlled undertakings through which the holding is effectively held: Deerfield Partners, L.P. is controlled by (i) Deerfield Mgmt L.P., which is controlled by J.E. Flynn Capital, LLC and (ii) Deerfield Management Company, L.P., which is controlled by Flynn Management LLC. Both Flynn Management LLC and J.E. Flynn Capital, LLC are controlled by James E. Flynn.

•	Additional information: a sale of shares by Deerfield Partners, L.P.

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Contact:

Nyxoah

David DeMartino, Chief Strategy Officer

david.demartino@nyxoah.com

+1 310 310 1313

Attachment

•	2023 12 08 PR Transparency notification 2023 12 (Deerfield) (ENG)